                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE AT OF 1934


                          FOR THE MONTH OF MARCH, 2001
                                           -----

                          ROYAL CARIBBEAN CRUISES LTD.
          ------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
          ------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


         INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.

                          FORM 20-F [X] FORM 40-F [ ]

         INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                YES [ ]   NO [X]

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    ROYAL CARIBBEAN CRUISES LTD.
                                                    ---------------------------
                                                           (Registrant)


Date: March 22, 2001                              By /s/ RICHARD J. GLASIER
                                                    ---------------------------
                                                    Richard J. Glasier
                                                    Executive Vice President and
                                                    Chief Financial Officer

                         Royal Caribbean Cruises Ltd.

                               2000 ANNUAL REPORT





                              EXPLORER OF THE SEAS

Royal Caribbean Cruises Ltd. entertained more than two million guests on global cruise vacations in 2000 with Royal Caribbean International and Celebrity Cruises - a 20-percent increase over the previous year. Our modern fleet, impeccable service and global itineraries appeal to significant demographic groups in age and income. As capacity rises in 2001 with four new ships and 9,250 double-occupancy berths, Royal Caribbean International will reign as the world's largest contemporary cruise brand with 33,050 berths while Celebrity Cruises will be the fastest-growing premium brand with 14,300 berths. The opportunity for success is ...

                                     Photo

                                     Photo


Two ships - our 11th and 12th new vessels since 1995 - made auspicious debuts at the turn of the century, beginning with Celebrity Cruises' flagship MILLENIUM. It blends the sophisticated elegance of a bygone era with state-of-the-art technology, being the first ship in the cruise industry powered by environmentally friendly, smokeless gas-turbine engines.

                                   LIMITLESS

                              Financial Highlights



(Dollars in thousands, except per share data)          2000                1999               1998
---------------------------------------------       ----------          ----------          ----------
Revenues                                            $2,865,846          $2,546,152          $2,636,291

Operating Income                                       569,540             480,174             488,735

Net Income                                             445,363             383,853             330,770

Earnings Per Share*                                 $     2.31          $     2.06          $     1.83

Shareholders' Equity                                $3,615,915          $3,261,156          $2,454,758



(* diluted)

                              Financial Highlights



                                    REVENUES

                    88                                523

                    89                                567

                    90                                698

                    91                                760

                    92                              1,013

                    93                              1,113

                    94                              1,171

                    95                              1,184

                    96                              1,357

                    97                              1,939

                    98                              2,636

                    99                              2,546

                    00                              2,866


                                   NET INCOME

                    88                                 14

                    89                                 42

                    90                                 52

                    91                                  4

                    92                                 61

                    93                                107

                    94                                137

                    95                                149

                    96                                151

                    97                                175

                    98                                331

                    99                                384

                    00                                445



                              SHAREHOLDERS' EQUITY

                    88                                295

                    89                                348

                    90                                400

                    91                                404

                    92                                464

                    93                                733

                    94                                846

                    95                                965

                    96                              1,085

                    97                              2,019

                    98                              2,455

                    99                              3,261

                    00                              3,616



($ millions)

         OUR YEAR





                 "WE HAVE WHAT I CONSIDER THE BEST FLEET IN THE


                INDUSTRY WITH THE BEST CREWS ON THE SEVEN SEAS."

                                                     [Photo]

                                                  Richard D. Fain
                                                  Chairman and CEO

DEAR SHAREHOLDERS:

In the year 2000, Royal Caribbean Cruises Ltd. set a number of records with Net Income reaching $445 million and guests served reaching the two-million mark. We increased our capacity by more than 16 percent and were able to fill that increased capacity without reducing our yields, despite some clear signs of slowing in the economy. Equally important, we took a number of steps that we believe will better position us to compete for a growing piece of that enormous pie - the global vacation market.

One of our most important considerations as we move forward is to continue attracting new customers to cruising and to our brands. In the United States, 88 percent of the population has never cruised, and overseas, the percentage is much higher. Our continued success in expanding our market to new and different customers is definite evidence of our ability to reach this enormous untapped potential.

A NEW MILLENNIUM

We made pivotal moves in 2000 to meet our growth program. We introduced the second of three new classes of ships in our current newbuilding program; formed a sales and marketing alliance supporting growth in the United Kingdom and Europe; and put in place strategic initiatives in Alaska and South America to expand those markets. The third new class of ships will be unveiled this spring with Royal Caribbean International's RADIANCE OF THE SEAS, a sleek, 90,000-ton vessel with a yacht-like bow and unheard of amounts of glass.

In 2000, we took another significant step in what I believe is a historic era for the cruise industry. We greeted the new millennium with Celebrity Cruises' new MILLENNIUM. This is the first of four ships in the 91,000-ton Millennium class, and it created much excitement during its summer debut in Europe. I do not think I exaggerate in saying MILLENNIUM raised the bar on elegance in cruising. One particularly notable feature is the ship's specialty restaurant, The Olympic. Using the antique, carved-walnut panels from the 1911 sister ship to TITANIC, this room creates an almost palpable feeling of reliving a bygone day in luxurious ocean travel.

MILLENNIUM also features the first application of smokeless gas-turbine engines ever on a cruise ship. These engines are not only quieter and smoother than diesel; they greatly reduce emissions of nitrous oxide and sulfur oxide (among what are known as greenhouse gases). We have committed to this environmentally friendly technology in at least eight newbuilds.

[Photo]

JACK L. WILLIAMS
President
Royal Caribbean International

RICHARD J. GLASIER
Executive Vice President
and Chief Financial Officer
Royal Caribbean Cruises Ltd.

RICHARD E. SASSO
President
Celebrity Cruises


New advertising campaigns have tripled visits to our Web sites and enticed consumers with our global itineraries and luxurious onboard amenities. Staterooms with private verandas, for example, number about 600 to 750 per new ship, whereas in 1995, not a single ship in the entire industry had as many as 300 cabins with balconies. In shipboard technology, we were the first to install Internet centers fleetwide in 2000 with royal caribbean online, and we will have Online@CelebrityCruises fully deployed by the end of 2001.

SCIENCE LABS AT SEA

In the other branch of our cruise family, we knew that Royal Caribbean International's revolutionary 142,000-ton VOYAGER OF THE SEAS in 1999 would be a tough act to follow - and then we saw EXPLORER OF THE SEAS. The ship turned out beautifully and, once again, generated enormous positive praise from guests, travel agents and the press. It is rare when a new ship attracts this much attention - and very gratifying when it is all this positive. EXPLORER OF THE SEAS also features the first state-of-the-art oceanographic and atmospheric laboratories on a cruise ship, created in partnership with the University of Miami and government agencies. We are proud of the unprecedented opportunity for research that this will give scientists.

Shipyards were not our only construction sites in 2000. We opened a beautiful two-story addition that quadrupled the space in our Guest Sales and Services Center in Wichita, Kansas, where we now handle 60 percent of the six million-plus annual calls to Reservations. We moved into a new Logistics Center in Pembroke Park, Florida, to receive and process hotel supplies, and under the same roof, we created a Shipboard Configuration Center to test computer systems prior to installation on ships. In nearby Hollywood, we will open a new 18,000-square-foot rehearsal center for Royal Caribbean entertainment productions in July 2001.

EXPANDING OUR REACH

In a business all about going places, we were unusually active in 2000. We strengthened our distribution channels in the United Kingdom and Europe, enhanced our Alaska vacations, introduced two ships to South America, and broadened our reach to five U.S. ports.

With plans to deploy five ships in Europe in summer 2001, we invested approximately $300 million for convertible preferred stock in First Choice Holidays, a British tour operator with an extensive network of retail travel outlets. If converted, the preferred stock would represent approximately 20 percent of First Choice's current common stock. We also entered a 50/50 joint venture with First Choice Holidays to operate an independent cruise line marketed to Europeans. In the spring of 2002, VIKING SERENADE will commence operations under a new cruise brand.

We also formed Royal Celebrity Tours, based in Seattle, to offer our guests a variety of escorted tours of Alaska's wilderness, beginning in 2001. Eventually, Royal Celebrity Tours will be expanded to European and worldwide destinations. For the pre- and post-cruise Alaska vacation tours, we have designed and built a twin pair of the world's largest double-deck, domed railcars.

In warmer climates, Celebrity Cruises' MERCURY and Royal Caribbean International's SPLENDOUR OF THE SEAS sailed to South America for a new winter itinerary in Brazil, Argentina and around Cape Horn to Chile. Closer to home, we assumed a year-round presence at central Florida's Port Canaveral with three- and four-night cruises by SOVEREIGN OF THE SEAS. We also began short cruises from Seattle on a seasonal basis and laid plans for ships to sail seven-night itineraries from three ports along the Gulf of Mexico - Galveston, Tampa and New Orleans.

While doing our utmost to prepare ourselves commercially for our future growth, we must also prepare ourselves financially. We ended 2000 with liquidity of about $1 billion. In addition, we felt it timely and prudent to raise an additional $1 billion from the issuance of senior notes and zero-coupon convertible debt to support our newbuilding construction program.

LOOKING FORWARD

We can already see that the year 2001 will be challenging. With our own capacity increasing 22 percent and the competition also growing at double-digit rates, we expect pricing to be extremely competitive. To counter this, we have what I consider the best fleet in the industry with the best crews on the seven seas. Our plan is to continue to work hard to maintain this key advantage. At the same time, we are investing in enhanced programs to improve our service to the crucial travel-agent community and significantly upgrade our Customer Relationship Management programs to help us attract and keep our strong customer base. Technology will be an important component of these efforts as we devote resources and energy in this vital area.

None of these achievements would be possible without the unified efforts of many people. I am grateful to the professional travel agents who bring vacationers to our ships and to the Board of Directors who steer our Company on its forward-looking course. I especially thank the 25,000 men and women of Royal Caribbean International and Celebrity Cruises who are daily examples of our Anchored in Excellence program. Thank you for the energy, enthusiasm and creativity that are fueling our collective success.


Sincerely,

/s/ Richard D. Fain
---------------------------------
Richard D. Fain
Chairman and CEO

OUR FLEET

THOROUGHLY MODERN


Twelve of the 19 ships in the combined fleet of Royal Caribbean International and Celebrity Cruises were five years old or younger in 2000, and four more ships with a total of 9,250 berths will arrive in 2001. Altogether, 10 new vessels are scheduled for delivery between 2001 and 2004 from three European shipyards - an investment of more than $4 billion. These boldly innovative ships in three distinct classes - Voyager, Millennium and Radiance - are equipped with onboard amenities that appeal to all cruise vacationers demanding the very best.

                                    [Photo]

         OUR BRANDS


                                    [Photo]






STRONG IDENTITIES

                                    [Photo]





Both of our brands appeal to strong, growing demographic groups in age and income. Royal Caribbean International represents the healthy, active vacation, creating unexpected experiences that bring out the adventurous side of people. Celebrity Cruises earns unanimous acclaim for its five-star gourmet dining and luxurious spas.

OUR PARTNERS







                                    [Photo]









                                                               SELLING WORLDWIDE

                                    [Photo]




Important to our strategy for long-term growth is the development of new cruise products and new markets. Our field-sales force works closely with travel agents whose knowledgeable, professional service links us to consumers. We invested approximately $300 million to create a sales and marketing alliance with First Choice Holidays, a major British tour operator. This will strengthen our guest sourcing and distribution channels in Europe and the United Kingdom.

OUR GUESTS

                                    [Photo]



HIGHEST SATISFACTION






Cruising remains the highest-rated vacation product, yet only about 12 percent of the U.S. population has ever cruised. Two-thirds of first-time cruisers say cruising is better than other vacations. We strive to build loyalty among our past guests, including the two million people who sailed in 2000, when we achieved 104 percent occupancy and a record 13 million passenger cruise days -
1.4 million greater than our previous record.

                                    [Photo]

         OUR SERVICE


                                   [Photos]















                                                                  BEYOND MEASURE

                                    [Photo]





Whenever a guest sails with Royal Caribbean International or Celebrity Cruises, the one constant has always been near-flawless, personalized service by our shipboard staff. With our Anchored in Excellence program, guests are at the center of everything we do.

         OUR AMENITIES


                                    [Photo]









                                                             ENDLESS INNOVATIONS

                                    [Photo]









Whether guests thirst for adventure or yearn for creature comforts, we meet their vacation needs with the most innovative ships afloat. On Voyager-class ships, guests can enjoy rock-climbing walls and ice-skating rinks, and on EXPLORER OF THE SEAS, they can gain hands-on science education through interactive exhibits called Exploration Centers. Celebrity Cruises' MILLENNIUM, the first of four ships in its class, features the largest spa and penthouse suites at sea.

                                    [Photo]






OUR DESTINATIONS



                                                                  MYRIAD WONDERS

                                    [Photo]



We will deploy five ships in Europe in summer 2001 as more vacationers explore ancient ports and capitals: Athens, Barcelona, Venice, Rome, Paris, Dublin, Copenhagen, Stockholm, Helsinki and more. In 2000, we expanded offerings in Australia and New Zealand, initiated voyages to South America, and created Royal Celebrity Tours for land tours of Alaska beginning in 2001.

                               BUILDING COMMUNITY

                                    [Photo]





OUR COMMITMENT




We hope to make a difference by helping build a public swimming pool in St. Thomas and a library in Antigua, and supporting a YWCA family center in Miami. We invite scientists to conduct research in unique, state-of-the-art oceanographic and atmospheric labs on Royal Caribbean International's EXPLORER OF THE SEAS.

FINANCIAL TABLE OF CONTENTS






24   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS


30   CONSOLIDATED STATEMENTS OF OPERATIONS


31   CONSOLIDATED BALANCE SHEETS


32   CONSOLIDATED STATEMENTS OF CASH FLOWS


33   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


43   REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


44   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS


45   SHAREHOLDER INFORMATION

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations



As used in this document, the terms "Royal Caribbean," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands.

Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include:

o        general economic and business conditions,

o        cruise industry competition,

o        changes in cruise industry capacity,

o the impact of tax laws and regulations affecting our business or our principal shareholders,

o the impact of changes in other laws and regulations affecting our business,

o        the impact of pending or threatened litigation,

o        the delivery schedule of new vessels,

o        emergency ship repairs,

o        incidents involving cruise vessels at sea,

o reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability,

o        changes in interest rates or oil prices, and

o        weather.

General

SUMMARY

We reported record net income and earnings per share for the year ended December 31, 2000 as shown in the table below. Net income increased 16.0% to $445.4 million or $2.31 per share on a diluted basis in 2000 compared to $383.9 million or $2.06 per share in 1999. The increase in net income is primarily the result of an increase in capacity associated with the addition to the fleet of Voyager of the Seas in 1999 and Millennium and Explorer of the Seas in 2000.

Net income for 1999 and 1998 includes $17.3 million and $9.0 million, respectively, of non-recurring settlement-related charges. Net income for 1998 also includes a reduction in earnings of approximately $9.0 million related to a grounding incident involving Monarch of the Seas. Accordingly, on a comparable basis, before the settlements and incident, earnings increased to $445.4 million or $2.31 per share in 2000 from $401.2 million or $2.15 per share in 1999 and from $348.8 million or $1.93 per share in 1998. (See Year Ended December 31, 1999 Compared to Year Ended December 31, 1998.)

                                    For the Year Ended December 31,
(in thousands             --------------------------------------------------
except per share data)       2000                1999                1998
----------------------    ----------          ----------          ----------

Revenues                  $2,865,846          $2,546,152          $2,636,291

Operating Income             569,540             480,174             488,735

Net Income                   445,363             383,853             330,770

Basic Earnings
Per Share                 $     2.34          $     2.15          $     1.90

Diluted Earnings
Per Share                 $     2.31          $     2.06          $     1.83

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)


SELECTED STATISTICAL INFORMATION
 (UNAUDITED):
                             2000             1999             1998
                          ----------       ----------       ----------

Guests Carried             2,049,902        1,704,034        1,841,152

Guest Cruise Days         13,019,811       11,227,196       11,607,906

Occupancy Percentage           104.4%           104.7%           105.2%
                          ----------       ----------       ----------

FLEET EXPANSION

Our current fleet expansion program, which began with the introduction of VOYAGER OF THE SEAS in 1999, continued with the delivery of MILLENNIUM in June 2000, EXPLORER OF THE SEAS in September 2000, INFINITY in February 2001 and RADIANCE OF THE SEAS in March 2001. With the addition of RADIANCE OF THE SEAS, our fleet consists of 21 ships with 42,200 berths.

We have eight ships on order. The planned berths and expected delivery dates of the ships on order are as follows:

                                            Expected
Vessel                                   Delivery Dates     Berths(1)
------                                  ----------------    ---------


Royal Caribbean International

  Voyager-class

    ADVENTURE OF THE SEAS               4th Quarter 2001      3,100

    Unnamed                             4th Quarter 2002      3,100

    Unnamed                             4th Quarter 2003      3,100

  Radiance-class(2)

    BRILLIANCE OF THE SEAS              2nd Quarter 2002      2,100

    Unnamed                             2nd Quarter 2003      2,100

    Unnamed                             1st Quarter 2004      2,100

Celebrity Cruises

  Millennium-class

    SUMMIT                              3rd Quarter 2001      2,000

    Unnamed                             2nd Quarter 2002      2,000

(1) Based on double occupancy per cabin.

(2) We also have two options on Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006.

We believe the Voyager-class vessels are the largest and most innovative passenger cruise ships ever built. The Radiance-class vessels are a progression from Royal Caribbean International's Vision-class vessels, while the Millennium-class vessels are a progression from Celebrity Cruises' Century-class vessels.

Based on the ships currently on order, our year-end berth capacity will increase to approximately 60,400 berths by December 31, 2004.

In May 1998, we sold SONG OF AMERICA for $94.5 million and recognized a gain on the sale of $31.0 million. We operated SONG OF AMERICA under a charter agreement until March 1999.

In July 2000, we entered into a joint venture with First Choice Holidays PLC to launch a European cruise line. As part of the transaction, ownership of VIKING SERENADE was transferred to the new joint venture at a valuation of approximately $95.4 million resulting in a deferred gain of $3.8 million. Royal Caribbean International will continue to operate VIKING SERENADE under a charter agreement until early 2002 at which time the vessel will move to the new joint venture. (See Liquidity and Capital Resources.)

Results of Operations

The following table presents operating data as a percentage of revenues. As a result of settlements in 2000, 1999 and 1998 and the inclusion of loss-of-hire insurance in Other income (expense) in 2000 and 1999, certain operating margins are not comparative year over year. (See Year Ended December 31, 2000 Compared to Year Ended December 31, 1999.)

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)



                                  For the Year Ended December 31,
                                -----------------------------------
                                2000           1999           1998
                                -----          -----          -----


Revenues                        100.0%         100.0%         100.0%

Expenses:

  Operating                      57.7           58.8           60.5

  Marketing, selling
    and administrative           14.4           14.6           13.6

  Depreciation and
    amortization                  8.0            7.8            7.4
                                -----          -----          -----
Operating Income                 19.9           18.8           18.5

Other Income (Expense)           (4.4)          (3.8)          (6.0)
                                -----          -----          -----
Net Income                       15.5%          15.0%          12.5%
                                =====          =====          =====


Year Ended December 31, 2000 Compared
to Year Ended December 31, 1999

REVENUES

Revenues increased 12.6% to $2.9 billion in 2000 compared to $2.5 billion for the same period in 1999. The increase in revenues is due to a 16.4% increase in capacity partially offset by a 3.3% decline in gross revenue per available lower berth. The increase in capacity is primarily associated with the addition to the fleet of VOYAGER OF THE SEAS in 1999, and MILLENNIUM and EXPLORER OF THE SEAS in 2000. The decline in gross revenue per available lower berth was due to lower cruise ticket prices, a lower percentage of guests electing to use our air program and lower shipboard revenue per diems due to a higher use of concessionaires onboard the Royal Caribbean International vessels in 2000. Concessionaires pay us a net commission, which is recorded as revenue, in contrast to in-house operations, where shipboard revenues and related cost of sales are recorded on a gross basis. Net revenue per available lower berth for 2000 was approximately the same as in 1999. Occupancy for 2000 was 104.4% compared to 104.7% in 1999.

EXPENSES

Operating expenses increased 10.4% to $1.7 billion in 2000 as compared to $1.5 billion in 1999. The increase is primarily due to additional costs associated with increased capacity and an increase in fuel costs, partially offset by a decrease in air expenses due to a lower percentage of guests electing to use our air program, as well as lower shipboard cost of sales due to the increased use of concessionaires as discussed previously. Included in 1999 operating expenses are charges of $17.3 million related to settlements with the U.S. Department of Justice and the State of Alaska. Excluding the settlements, operating expenses as a percentage of revenues decreased to 57.7% in 2000 from 58.1% in 1999.

Marketing, selling and administrative expenses increased 11.0% to $412.8 million in 2000 from $371.8 million in 1999. The increase is primarily due to television advertising costs associated with our new advertising campaigns to promote brand awareness, as well as increased administrative staffing levels and investment in information technology to support our growth. Marketing, selling and administrative expenses as a percentage of revenues decreased from 14.6% in 1999 to 14.4% in 2000.

Depreciation and amortization increased 16.7% to $231.0 million in 2000 from $197.9 million in 1999. The increase is due to incremental depreciation associated with the addition of new ships, as well as shoreside capital expenditures primarily related to information technology in support of our growth plans.

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)


OTHER INCOME (EXPENSE)

Gross interest expense (excluding capitalized interest) increased to $198.5 million in 2000 as compared to $165.2 million in 1999. The increase is due primarily to higher debt levels associated with our fleet expansion program and higher interest rates. Capitalized interest increased $9.6 million from $34.6 million in 1999 to $44.2 million in 2000, due to an increase in expenditures related to ships under construction.

Included in Other income (expense) in 2000 is approximately $10.2 million of compensation from the shipyard related to the delivery of MILLENNIUM and $9.2 million of dividend income from our July 2000 investment in convertible preferred stock of First Choice Holidays PLC. (See Liquidity and Capital Resources.) Included in Other income (expense) in 1999 is $26.5 million of loss-of-hire insurance resulting from ships out of service.

Year Ended December 31, 1999 Compared to Year
Ended December 31, 1998

REVENUES

Revenues decreased 3.4% to $2.5 billion in 1999 compared to $2.6 billion for the same period in 1998. The decline in revenues is due to a 2.9% decrease in capacity and a 0.6% decline in gross revenue per available lower berth. The reduction in capacity is associated with the departure of SONG OF AMERICA from the fleet in March 1999 and a temporary decline in capacity resulting from a grounding incident involving MONARCH OF THE SEAS in December 1998 and unscheduled engine repairs on GRANDEUR OF THE SEAS and ENCHANTMENT OF THE SEAS during the first half of 1999. The reduction in capacity was partially offset by the full-year impact of VISION OF THE SEAS which entered service in the second quarter of 1998 and VOYAGER OF THE SEAS which entered service in the fourth quarter of 1999. The decrease in gross revenue per available lower berth is primarily due to a reduction in air revenue per diems associated with fewer guests using our air program, partially offset by improved guest per diems.

EXPENSES

Operating expenses decreased 6.1% to $1.5 billion in 1999 as compared to $1.6 billion in 1998. Included in operating expenses are charges of $17.3 million and $9.0 million in 1999 and 1998, respectively, related to settlements with the U.S. Department of Justice and the State of Alaska. The decrease in operating expenses is primarily due to the decline in capacity and lower air costs from fewer guests using our air program. As a percentage of revenues, operating expenses decreased from 60.5% in 1998 to 58.8% in 1999 primarily due to fewer guests using our air program.

Marketing, selling and administrative expenses increased 3.5% to $371.8 million in 1999 from $359.2 million in 1998. The increase is primarily due to an increased investment in information technology and an increase in international advertising to enhance our brand awareness worldwide. As a percentage of revenues, marketing, selling and administrative expenses increased to 14.6% in 1999 from 13.6% in 1998. Approximately half of the margin increase is the result of higher expenses described above and approximately half is due to a decline in revenues from ships out of service.

Depreciation and amortization remained relatively consistent at $197.9 million in 1999 compared to $194.6 million in 1998.

OTHER INCOME (EXPENSE)

Gross interest expense (excluding capitalized interest) decreased to $165.2 million in 1999 as compared to $182.8 million in 1998. The decline is primarily due to a decrease in the average debt level from prepayments made during 1998 as well as a decrease in interest rates. Capitalized interest increased $19.6 million from $15.0 million in 1998 to $34.6 million in 1999, due to an increase in expenditures related to ships under construction.

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)


Included in Other income (expense) in 1999 is $26.5 million of loss-of-hire insurance resulting from ships out of service. Other income (expense) in 1998 includes a gain of $31.0 million from the sale of SONG OF AMERICA as well as a $32.0 million charge related to the write-down to fair market value of VIKING SERENADE. Also included in Other income (expense) in 1998 is $3.8 million of net costs related to the MONARCH OF THE SEAS incident.

Liquidity and Capital Resources

SOURCES AND USES OF CASH

Net cash provided by operating activities was $703.3 million in 2000 as compared to $583.4 million in 1999 and $526.9 million in 1998. The increase for all years was primarily due to higher net income.

In connection with our international strategy, in July 2000 we entered into a multi-faceted strategic alliance with First Choice Holidays PLC, one of the United Kingdom's largest integrated tour operators. This marketing alliance was solidified by our investment of approximately $300 million in convertible preferred stock issued by First Choice Holidays PLC. Independently, we entered into a joint venture with First Choice Holidays PLC to launch a new cruise line targeting the European vacation mass-market. VIKING SERENADE, a 1,500-berth ship currently operating under the Royal Caribbean International brand, will be the first ship operated by the new cruise line, which has yet to be named. As part of the transaction, ownership of VIKING SERENADE was transferred to the new joint venture at a valuation of $95.4 million. The contribution of VIKING SERENADE represents our 50% investment in the joint venture as well as $47.7 million in proceeds towards the purchase price of the convertible preferred stock.

In 1999, we issued 10,825,000 shares of common stock. The net proceeds were approximately $487.4 million. (See Note 7 - Shareholders' Equity.)

During 2000, 1999 and 1998, we paid quarterly cash dividends on our common stock totaling $91.3 million, $69.1 million and $55.2 million, respectively, as well as quarterly cash dividends on our preferred stock, totaling $3.1 million, $12.5 million and $12.5 million, respectively.

We made principal payments totaling approximately $128.1 million, $127.9 million and $343.2 million under various term loans and capital leases during 2000, 1999 and 1998, respectively. In connection with the delivery of MILLENNIUM and EXPLORER OF THE SEAS and the purchase of convertible preferred shares, we drew $1.2 billion on various credit facilities.

During the year ended December 31, 2000, our capital expenditures were approximately $1.3 billion as compared to $1.0 billion during 1999 and $0.6 billion during 1998. The largest portion of capital expenditures related to the delivery of MILLENNIUM and EXPLORER OF THE SEAS in 2000, VOYAGER OF THE SEAS in 1999, and VISION OF THE SEAS in 1998, as well as progress payments for ships under construction in all years.

We received proceeds of $94.5 million from the sale of SONG OF AMERICA during 1998.

Capitalized interest increased to $44.2 million in 2000 from $34.6 million in 1999 and $15.0 million in 1998. The increase in all years was due to an increase in expenditures related to vessels under construction.

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)


FUTURE COMMITMENTS

We currently have eight ships on order for an additional capacity of 19,700 berths. The aggregate contract price of the eight ships, which excludes capitalized interest and other ancillary costs, is approximately $3.4 billion, of which we have deposited $248.0 million as of December 31, 2000. Additional deposits are due prior to the dates of delivery of $223.1 million, $121.8 million and $27.8 million in 2001, 2002 and 2003, respectively. We anticipate that overall capital expenditures will be approximately $2.2 billion, $1.7 billion and $1.2 billion for 2001, 2002 and 2003, respectively.

We also have options to purchase two additional Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006. The options have an aggregate contract price of $804.6 million. We have the right to cancel the options on or before June 27, 2001.

We have $3.4 billion of long-term debt of which $109.9 million is due during the 12-month period ending December 31, 2001. (See Note 6 - Long-Term Debt.)

As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to contract for the building of additional ships. We may also consider the sale of ships. In addition, we continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

FUNDING SOURCES

As of December 31, 2000, our liquidity was $907.8 million consisting of $177.8 million in cash and cash equivalents and $730.0 million available under our $1.0 billion unsecured revolving credit facility. In December 2000, we also entered into a $360.0 million, five-year, unsecured term loan that can be utilized during 2001. No amounts are currently outstanding under this facility. In February 2001, we received net proceeds of $1.1 billion from the issuance of Senior Notes and Liquid Yield Option(TM) Notes due in 2011 and 2021, respectively. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and sales of securities in private or public securities markets. In addition, the agreements related to five of the eight ships currently on order require the shipyards to make available export financing for up to 80% of the contract price of the vessels.

OTHER

We are exposed to market risk attributable to changes in interest rates, currency exchange rates and commodity prices. As a result, we enter into various derivative transactions to manage a portion of these exposures to market risk pursuant to our hedging practices and policies. The impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analysis.

                     Consolidated Statements of Operations



                                                                         Year Ended December 31,
                                                           ---------------------------------------------------
(in thousands, except per share data)                          2000                1999                1998
-------------------------------------                      -----------         -----------         -----------
INCOME STATEMENT

Revenues                                                   $ 2,865,846         $ 2,546,152         $ 2,636,291
                                                           -----------         -----------         -----------

Expenses
      Operating                                              1,652,459           1,496,252           1,593,728
      Marketing, selling and administrative                    412,799             371,817             359,214
      Depreciation and amortization                            231,048             197,909             194,614
                                                           -----------         -----------         -----------
                                                             2,296,306           2,065,978           2,147,556
                                                           -----------         -----------         -----------

Operating Income                                               569,540             480,174             488,735
                                                           -----------         -----------         -----------

Other Income (Expense)
      Interest income                                            7,922               8,182              15,912
      Interest expense, net of capitalized interest           (154,328)           (130,625)           (167,869)
      Other income (expense)                                    22,229              26,122              (6,008)
                                                           -----------         -----------         -----------
                                                              (124,177)            (96,321)           (157,965)
                                                           -----------         -----------         -----------

Net Income                                                 $   445,363         $   383,853         $   330,770
                                                           ===========         ===========         ===========

EARNINGS PER SHARE:
      Basic                                                $      2.34         $      2.15         $      1.90
                                                           ===========         ===========         ===========
      Diluted                                              $      2.31         $      2.06         $      1.83
                                                           ===========         ===========         ===========




The accompanying notes are an integral part of these financial statements.

                          Consolidated Balance Sheets



                                                                                                As of December 31,
                                                                                        ---------------------------------
(in thousands, except share data)                                                           2000                 1999
---------------------------------                                                       -----------           -----------
ASSETS

Current Assets
      Cash and cash equivalents                                                         $   177,810           $    63,470
      Trade and other receivables, net                                                       53,609                53,459
      Inventories                                                                            30,115                26,398
      Prepaid expenses                                                                       49,185                51,050
                                                                                        -----------           -----------
           Total current assets                                                             310,719               194,377
Property and Equipment-at cost less accumulated depreciation and amortization             6,831,809             5,858,185
Goodwill-less accumulated amortization of  $128,192 and $117,778, respectively              288,974               299,388
Other Assets                                                                                396,963                28,561
                                                                                        -----------           -----------
                                                                                        $ 7,828,465           $ 6,380,511
                                                                                        ===========           ===========



LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
      Current portion of long-term debt                                                 $   109,926           $   128,086
      Accounts payable                                                                      158,143               103,041
      Accrued liabilities                                                                   200,900               209,104
      Customer deposits                                                                     443,411               465,033
                                                                                        -----------           -----------
           Total current liabilities                                                        912,380               905,264
Long-Term Debt                                                                            3,300,170             2,214,091
Commitments and Contingencies (Note 12)


SHAREHOLDERS' EQUITY

Preferred stock ($.01 par value; 20,000,000 shares authorized; 3,450,000 cumulative convertible preferred shares issued;
      0 and 3,444,000 shares stated at liquidation value)                                        --               172,200
Common stock ($.01 par value; 500,000,000 shares authorized;
      192,122,088 and 181,217,378 shares issued)                                              1,921                 1,812
Paid-in capital                                                                           2,043,111             1,866,647
Retained earnings                                                                         1,576,921             1,225,976
Treasury stock (435,180 and 394,836 common shares at cost)                                   (6,038)               (5,479)
                                                                                        ===========           ===========
           Total shareholders' equity                                                     3,615,915             3,261,156
                                                                                        -----------           -----------
                                                                                        $ 7,828,465           $ 6,380,511
                                                                                        ===========           ===========



The accompanying notes are an integral part of these financial statements.

                     Consolidated Statements of Cash Flows



                                                                              Year Ended December 31,
                                                              -------------------------------------------------------
(in thousands)                                                   2000                   1999                 1998
--------------                                                -----------           -----------           -----------
OPERATING ACTIVITIES
Net income                                                    $   445,363           $   383,853           $   330,770
Adjustments:
      Depreciation and amortization                               231,048               197,909               194,614
      Gain on sale of asset                                            --                    --               (31,031)
      Write-down of vessel to fair value                               --                    --                32,035
Changes in operating assets and liabilities:
      (Increase) in trade and other receivables, net                 (150)              (16,927)              (13,904)
      (Increase) decrease in inventories                           (3,717)                5,436                 5,440
      Decrease (increase) in prepaid expenses                       1,865                (6,006)               (3,600)
      Increase (decrease) in accounts payable                      55,102               (12,792)                7,359
      (Decrease) increase in accrued liabilities                   (8,204)              (34,373)               27,722
      (Decrease) increase in customer deposits                    (21,622)               62,107               (26,477)
      Other, net                                                    3,631                 4,151                 3,930
                                                              -----------           -----------           -----------
Net cash provided by operating activities                         703,316               583,358               526,858
                                                              -----------           -----------           -----------

INVESTING ACTIVITIES

Purchases of property and equipment                            (1,285,649)             (972,481)             (556,953)
Proceeds from sale of asset                                            --                    --                94,500
Investment in convertible preferred stock                        (305,044)                   --                    --
Net proceeds from vessel transfer to joint venture                 47,680                    --                    --
Other, net                                                        (21,417)              (14,963)                  247
                                                              -----------           -----------           -----------
Net cash used in investing activities                          (1,564,430)             (987,444)             (462,206)
                                                              -----------           -----------           -----------

FINANCING ACTIVITIES

Proceeds from issuance of long-term debt                        1,195,000                    --               296,141
Repayments of long-term debt                                     (128,086)             (127,919)             (403,178)
Dividends                                                         (94,418)              (81,568)              (67,734)
Proceeds from issuance of common stock                                 --               487,399               165,532
Other, net                                                          2,958                16,723                 6,715
                                                              -----------           -----------           -----------
Net cash provided by (used in) financing activities               975,454               294,635                (2,524)
                                                              -----------           -----------           -----------
Net Increase (Decrease) in Cash and Cash Equivalents              114,340              (109,451)               62,128
Cash and Cash Equivalents, Beginning of Year                       63,470               172,921               110,793
                                                              -----------           -----------           -----------
Cash and Cash Equivalents, End of Year                        $   177,810           $    63,470           $   172,921
                                                              ===========           ===========           ===========

SUPPLEMENTAL DISCLOSURE
Interest paid                                                 $   146,434           $   133,925           $   170,278
                                                              ===========           ===========           ===========




The accompanying notes are an integral part of these financial statements.

                 Notes to the Consolidated Financial Statements


Note 1. General

DESCRIPTION OF BUSINESS

We are a global cruise company. We operate two cruise brands, Royal Caribbean International and Celebrity Cruises, with 13 cruise ships and six cruise ships, respectively at December 31, 2000. Our ships operate on a selection of worldwide itineraries that call on approximately 200 destinations. (See Note 14 - Subsequent Events.)

BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and are presented in U.S. dollars. Estimates are required for the preparation of financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

Note 2. Summary of Significant Accounting Policies

CRUISE REVENUES AND EXPENSES

Deposits received on sales of guest cruises are recorded as customer deposits and are recognized, together with revenues from shipboard activities and all associated direct costs of a voyage, upon completion of voyages with durations of 10 days or less and on a pro rata basis for voyages in excess of 10 days. Certain revenues and expenses from pro rata voyages are estimated.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and marketable securities with original maturities of less than 90 days.

INVENTORIES

Inventories consist of provisions, supplies and fuel carried at the lower of cost (weighted-average) or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Significant vessel improvement costs are capitalized as additions to the vessel, while costs of repairs and maintenance are charged to expense as incurred. We capitalize interest as part of the cost of construction. We review long-lived assets for impairment whenever events or changes in circumstances indicate, based on estimated future cash flows, that the carrying amount of these assets may not be fully recoverable.

Depreciation of property and equipment, which includes amortization of vessels under capital lease, is computed using the straight-line method over useful lives of primarily 30 years for vessels and three to 10 years for other property and equipment. (See Note 4 - Property and Equipment.)

GOODWILL

Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized over 40 years using the straight-line method. We review goodwill and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable.

ADVERTISING COSTS

Advertising costs are expensed as incurred except those costs which result in tangible assets, such as brochures, are treated as prepaid expenses and charged to expense as consumed. Advertising expenses consist of media advertising as well as brochure, production and direct mail costs. Media advertising was $98.9 million, $93.1 million and $76.7 million, and brochure, production and direct mail costs were $79.2 million, $57.4 million and $63.2 million for the years 2000, 1999 and 1998, respectively.

DRYDOCKING

Drydocking costs are accrued evenly over the period to the next scheduled drydocking and are included in accrued liabilities.

FINANCIAL INSTRUMENTS

We enter into various forward, option and swap contracts to limit our exposure to fluctuations in foreign currency exchange rates and oil prices, to modify our exposure to interest rate movements, and to manage our interest costs. The differential in interest rates and oil prices to be paid or received under these agreements is recognized in income over the life of the contracts as part of interest expense and fuel expense, respectively. Gains and losses on foreign currency forward contracts that hedge foreign currency denominated firm commitments related to vessels under construction are included in the basis of the vessels. Gains and losses on foreign currency forward contracts of anticipated transactions are recognized in income currently.

FOREIGN CURRENCY TRANSACTIONS

The majority of our transactions are settled in U.S. dollars. Gains or losses resulting from transactions denominated in other currencies and remeasurements of other currencies are recognized in income currently.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income, after deducting preferred stock dividends accumulated during the period, by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period.

STOCK-BASED COMPENSATION

We account for stock-based compensation using the intrinsic value method and disclose certain fair market value information with respect to our stock-based compensation activity. (See Note 7-Shareholders' Equity.)

SEGMENT REPORTING

We operate two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands have been aggregated as a single operating segment based on the similarity of their economic characteristics as well as product and services provided.

Information by geographic area is shown in the table below. Revenues are attributed to geographic areas based on the source of the guest.

                                           2000         1999         1998
                                           ----         ----         ----
Revenues:

United States                               82%          83%          84%

All Other Countries                         18%          17%          16%


Note 3. Stock Split

On June 23, 1998, we authorized a two-for-one split of our common stock effected in the form of a stock dividend. The additional shares were distributed on July 31, 1998 to shareholders of record on July 10, 1998. All share and per share information has been retroactively restated to reflect this stock split.

Note 4. Property and Equipment

Property and equipment consists of the following (in thousands):

                                           2000                 1999
                                       -----------           -----------


Land                                   $     7,056           $     7,549

Vessels                                  6,168,383             5,158,278

Vessels under capital lease                768,474               766,826

Vessels under construction                 508,954               495,483

Other                                      313,689               223,920
                                       -----------           -----------

                                         7,766,556             6,652,056

Less-accumulated depreciation
   and amortization                       (934,747)             (793,871)
                                       -----------           -----------
                                       $ 6,831,809           $ 5,858,185
                                       ===========           ===========

Vessels under construction include progress payments for the construction of new vessels as well as planning, design, interest, commitment fees and other associated costs. We capitalized interest costs of $44.2 million, $34.6 million and $15.0 million for the years 2000, 1999 and 1998, respectively. Accumulated amortization related to vessels under capital lease was $112.9 million and $90.2 million at December 31, 2000 and 1999, respectively.

Note 5. Other Assets

In July 2000, we purchased a new issue of convertible preferred stock, denominated in British pound sterling, for approximately $300 million from First Choice Holidays PLC. The convertible preferred stock carries a 6.75% coupon. Dividends of $9.2 million were received in 2000 and recorded in Other income (expense). If fully converted, our holding would represent less than a 20% interest in First Choice Holidays PLC.

Independently, we entered into a joint venture with First Choice Holidays PLC to launch a new European cruise line. As part of the transaction, ownership of VIKING SERENADE was transferred from our fleet to the new joint venture at a valuation of approximately $95.4 million. The contribution of VIKING SERENADE represents our 50% investment in the joint venture as well as approximately $47.7 million in proceeds towards the purchase price of the convertible preferred stock. The contribution of VIKING SERENADE resulted in a deferred gain of approximately $3.8 million which is being recognized over the estimated remaining useful life of the vessel. Royal Caribbean International will continue to operate VIKING SERENADE under a charter agreement until early 2002.

Note 6. Long-Term Debt

Long-term debt consists of the following (in thousands):

                                               2000                  1999
                                            -----------           -----------


$625 million term loan bearing interest
   at LIBOR plus 0.875%, due 2005           $   625,000           $        --

$300 million term loan bearing interest
   at LIBOR plus 0.8%, due 2009
   through 2010                                 300,000                    --

$1 billion revolving credit facility
   bearing interest at LIBOR plus
   0.275% on balances outstanding,
   0.125% facility fee, due 2003                270,000                    --

Senior Notes and Senior Debentures
   bearing interest at rates ranging
   from 6.75% to 8.25%, due 2002
   through 2008, 2018 and 2027                1,392,017             1,391,012

Term loan bearing interest at 8.0%,
   due 2006                                     134,332               159,703

Term loans bearing interest at rates
   ranging from 6.7% to 7.1%, due
   through 2005, secured by certain
   Celebrity vessels                            241,452               322,084

Term loans bearing interest at 6.5%
   through Nov. 2001 and at LIBOR
   plus 0.45% through 2004, due
   through 2004, secured by certain
   Celebrity vessels                             19,697                25,342

Capital lease obligations with implicit
   interest rates ranging from 7.0%
   to 7.2%, due through 2011                    427,598               444,036
                                            -----------           -----------

                                              3,410,096             2,342,177

Less-current portion                           (109,926)             (128,086)
                                            -----------           -----------
Long-term portion                           $ 3,300,170           $ 2,214,091
                                            ===========           ===========

In December 2000, we entered into a $360.0 million unsecured term loan. The loan can be utilized during 2001 and bears interest at LIBOR plus 1.0%, due 2006.

In June 2000, we entered into a $625.0 million unsecured term loan bearing interest at LIBOR plus 0.875%, due 2005.

In December 1999, we entered into a $300.0 million unsecured term loan bearing interest at LIBOR plus 0.8%, of which $150.0 million is due in 2009 and $150.0 million is due in 2010.

The contractual interest rates on balances outstanding under our $1.0 billion unsecured revolving credit facility and the $625.0 million unsecured term loan vary with our debt rating. Effective January 2001, the margin and facility fee on the $1.0 billion unsecured revolving credit facility were 0.3% and 0.15%, respectively, and the margin on the $625.0 million unsecured term loan was 1.0%.

In March 1998, we issued $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. Net proceeds were approximately $296.1 million.

The Senior Notes and Senior Debentures are unsecured and are not redeemable prior to maturity.

We entered into a $264.0 million capital lease to finance SPLENDOUR OF THE SEAS and a $260.0 million capital lease to finance LEGEND OF THE SEAS in 1996 and 1995, respectively.

The capital leases each have semi-annual payments of $12.0 million over 15 years with final payments of $99.0 million and $97.5 million, respectively.

Our debt agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage and limit our debt to capital ratio. We are in compliance with all covenants as of December 31, 2000. Following is a schedule of principal repayments on long-term debt (in thousands):

Year
----

2001                                                         $ 109,926

2002                                                           260,440

2003                                                           380,948

2004                                                           218,780

2005                                                           837,526

Thereafter                                                   1,602,476
                                                            ----------
                                                            $3,410,096
                                                            ==========

Note 7. Shareholders' Equity

The following represents an analysis of the changes in shareholders' equity for the years 2000, 1999 and 1998 (in thousands):


                                             Preferred       Common        Paid-in      Retained       Treasury
                                               Stock          Stock        Capital      Earnings         Stock         Total
                                            ------------   -----------   -----------   -----------    -----------    -----------
Balances at January 1, 1998                 $   172,500    $     1,621   $ 1,188,304   $   660,655    $    (4,359)   $ 2,018,721

Issuance of common stock                             --             61       165,471            --             --        165,532

Issuance under employee related plans                --              8         8,021            --           (560)         7,469

Preferred stock dividends                            --             --            --       (12,506)            --        (12,506)

Common stock dividends                               --             --            --       (55,228)            --        (55,228)

Net income                                           --             --            --       330,770             --        330,770
                                            ------------   -----------   -----------   -----------    -----------    -----------

Balances at December 31, 1998                   172,500          1,690     1,361,796       923,691         (4,919)     2,454,758

Issuance of common stock                             --            108       487,291            --             --        487,399

Issuance under preferred stock conversion          (300)            --           300            --             --             --

Issuance under employee related plans                --             14        17,260            --           (560)        16,714

Preferred stock dividends                            --             --            --       (12,506)            --        (12,506)

Common stock dividends                               --             --            --       (69,062)            --        (69,062)

Net income                                           --             --            --       383,853             --        383,853
                                            ------------   -----------   -----------   -----------    -----------    -----------
Balances at December 31, 1999                   172,200          1,812     1,866,647     1,225,976         (5,479)     3,261,156

Issuance under preferred stock conversion      (172,200)           106       172,094            --             --             --

Issuance under employee related plans                --              3         4,370            --           (559)         3,814

Preferred stock dividends                            --             --            --        (3,121)            --         (3,121)

Common stock dividends                               --             --            --       (91,297)            --        (91,297)

Net income                                           --             --            --       445,363             --        445,363
                                            ------------   -----------   -----------   -----------    -----------    -----------
Balances at December 31, 2000               $        --    $     1,921   $ 2,043,111   $ 1,576,921    $    (6,038)   $ 3,615,915
                                            ============   ===========   ===========   ===========    ===========    ===========


On April 14, 2000, we redeemed all outstanding shares of the convertible preferred stock and dividends ceased to accrue.

In 1999, we completed a public offering of 11,625,000 shares of common stock at a price of $46.69 per share. Of the total shares sold, 10,825,000 shares were sold by us, and the balance of 800,000 shares were sold by a selling shareholder. After deduction of the underwriting discount and other estimated expenses of the offering, our net proceeds were approximately $487.4 million.

In March 1998, we completed a public offering of 13,800,000 shares of common stock at a price of $28.25 per share. Of the total shares sold, 6,100,690 shares were sold by us and the balance of 7,699,310 shares were sold by selling shareholders. After deduction of the underwriting discount and other estimated expenses of the offering, our net proceeds were approximately $165.5 million.

Our Employee Stock Purchase Plan facilitates the purchase by employees of up to 800,000 shares of common stock commencing January 1, 1994. The purchase price is derived from a formula based on 90% of the fair market value of the common stock during the quarterly purchase period, subject to certain restrictions. Shares of common stock of 40,838, 35,263 and 35,546 were issued under the Employee Stock Purchase Plan at an average price of $23.09, $37.81 and $28.33 during 2000, 1999 and 1998, respectively.

Under an executive compensation program approved in 1994, we will award to a trust 10,086 shares of common stock per quarter, up to a maximum of 806,880 shares. We issued 40,344 shares each year under the program during 2000, 1999 and 1998.

We have an Employee Stock Option Plan and an Incentive Stock Option Plan, which provide for awards to our officers, directors and key employees up to an aggregate of 14,703,000 shares and 3,700,000 shares of common stock, respectively. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than 10 years after the date of grant. Options under the Employee Stock Option Plan generally become exercisable as to 40% of the amount granted two years after the grant date and 20% of the amount granted at the end of each of the three succeeding years. Options under the Incentive Stock Option Plan generally become exercisable as to 25% of the amount granted two years after the grant date and 25% of the amount granted at the end of each of the three succeeding years.

Stock option activity and information about stock options outstanding are summarized in the following tables.

STOCK OPTION ACTIVITY


                                                   2000                          1999                             1998
                                     -------------------------------  -----------------------------  -----------------------------
                                      Number of     Weighted Average  Number of    Weighted Average  Number of    Weighted Average
                                       Options       Exercise Price    Options      Exercise Price     Options      Exercise Price
                                     ----------     ----------------  ---------    ----------------  ---------    ----------------

Outstanding options at January 1       6,894,172         $24.82       6,492,390         $16.78       5,474,316         $12.92

Granted                                5,036,100         $30.21       2,285,500         $39.23       2,013,000         $25.07

Exercised                               (186,436)        $12.68      (1,318,714)        $11.01        (652,474)        $ 9.90

Canceled                                (452,052)        $30.65        (565,004)        $23.03        (342,452)        $16.74
                                     -----------                     ----------                    -----------
Outstanding options at
 December 31                          11,291,784         $27.17       6,894,172         $24.82       6,492,390         $16.78
                                     ===========                     ==========                    ===========

Options exercisable at
 December 31                           2,707,234         $16.02       1,649,180         $12.53       2,253,746         $10.66
                                     ===========                     ==========                    ===========

Available for future grants at
 December 31                           3,839,246                      8,553,864                      1,274,360
                                     ===========                     ==========                    ===========


STOCK OPTIONS OUTSTANDING



As of December 31, 2000                            Options Outstanding                          Options Exercisable
                                       ---------------------------------------               --------------------------

                                                         Weighted     Weighted                                Weighted
                                                          Average      Average                                 Average
                                            Number      Remaining     Exercise                    Number      Exercise
Exercise Price Range                   Outstanding           Life        Price               Exercisable         Price
--------------------                   -----------      ---------     --------               -----------      --------
$ 7.24-$18.06                            2,289,784      4.5 years       $12.75                 1,862,859        $12.37

$18.81-$20.30                            2,215,600      9.9 years       $20.29                    28,000        $19.97

$21.92-$27.34                            2,169,900      7.5 years       $24.17                   800,375        $24.05

$28.78-$35.09                            2,257,500      8.7 years       $31.65                    16,000        $32.84

$41.63-$48.00                            2,359,000      8.9 years       $46.12                        --            --
                                        ----------                                             ---------
                                        11,291,784      7.9 years       $27.17                 2,707,234        $16.02
                                        ==========                                             =========


We use the intrinsic value method of accounting for stock-based compensation. Had the fair value based method been used to account for such compensation, compensation costs would have reduced net income by $28.8 million, $15.0 million and $8.2 million or $0.15, $0.08 and $0.05 per share in 2000, 1999 and 1998, respectively. The weighted-average fair value of options granted during 2000, 1999 and 1998 was $12.43, $15.52 and $10.49, respectively. Fair market value information for our stock options was estimated using the Black-Scholes option-pricing model assuming expected dividend rates of 2.0%, 1.0% and 1.5% in 2000, 1999 and 1998, respectively; estimated terms of six years in 2000, 1999 and 1998; risk-free rates of return of approximately 6% in 2000 and 5% in 1999 and 1998; and expected volatility of 38.4%, 35.6% and 35.0% in 2000, 1999 and 1998, respectively.

Effective January 1, 1998, we instituted a program, "Taking Stock in Employees," to award stock to employees up to a maximum of 1,400,000 shares of common stock. Employees are awarded five shares of our stock at the end of each year of employment through December 31, 2007. Employees can elect to receive cash equal to the fair market value of the stock upon vesting. Compensation expense related to this program was $2.1 million, $3.3 million and $3.6 million in 2000, 1999 and 1998, respectively.

Note 8. Earnings Per Share

Below is a reconciliation between basic and diluted earnings per share for the years ended December 31, 2000, 1999 and 1998 (in thousands, except per share data).


                                                   2000                            1999                           1998
                                      ---------------------------     ---------------------------    ---------------------------
                                                             Per                             Per                            Per
For the Years Ended December 31,       Income     Shares    Share      Income     Shares    Share     Income     Shares    Share
--------------------------------      --------    ------    -----     --------    ------    -----    --------    ------    -----
Net income                            $445,363                        $383,853                       $330,770

Less: preferred stock dividends         (1,933)                        (12,506)                       (12,506)
                                      --------                        --------                       --------
Basic earnings per share               443,430    189,397   $2.34      371,347    172,319    $2.15    318,264    167,577    $1.90
                                                            ======                           =====                          =====
Effect of dilutive securities:

   Stock options                                   1,428                            3,508                          2,940

   Convertible preferred stock           1,933     2,110                12,506     10,629              12,506     10,648
                                      --------   -------              --------    -------            --------    -------

Diluted earnings per share            $445,363   192,935    $2.31     $383,853    186,456    $2.06   $330,770    181,165    $1.83
                                      ========   =======    =====     ========    =======    =====   ========    =======    =====


Note 9. Retirement Plans

We maintain a defined contribution pension plan covering all of our full-time shoreside employees who have completed the minimum period of continuous service. Annual contributions to the plan are based on fixed percentages of participants' salaries and years of service, not to exceed certain maximums. Pension cost was $7.3 million, $7.2 million and $6.9 million for the years 2000, 1999 and 1998, respectively.

Effective January 1, 2000, we instituted a defined benefit pension plan to cover all of our shipboard employees not covered under another pension plan. Benefits to eligible employees are accrued based on the employee's years of service. We fund the plan based on actuarial valuations and contributed approximately $2.0 million in 2000.

Note 10. Income Taxes

We and the majority of our subsidiaries are not subject to U.S. corporate income tax on income generated from the international operation of ships pursuant to
Section 883 of the Internal Revenue Code, provided that we meet certain tests related to country of incorporation and composition of shareholders. We believe that we and a majority of our subsidiaries meet these tests. Income tax expense related to our remaining subsidiaries is not significant.

Note 11. Financial Instruments

The estimated fair values of our financial instruments are as follows (in thousands):


                                                                     2000                             1999
                                                          ---------------------------     ----------------------------
                                                           Carrying          Fair          Carrying             Fair
                                                            Amount           Value          Amount             Value
                                                          -----------     -----------     -----------      -----------
Cash and Cash Equivalents                                 $   177,810     $   177,810     $    63,470      $    63,470

Long-Term Debt (including current portion
   of long-term debt)                                      (3,410,096)     (3,332,475)     (2,342,177)      (2,339,960)

Off-Balance Sheet Financial Instruments:
   Interest Rate Swap Agreements in a net (payable)
      receivable position                                        (300)         24,583           2,130          (13,661)

   Foreign Currency Forward Contracts (losses)                 (5,624)         (5,624)         (6,894)          (6,894)
                                                          -----------     -----------     -----------      -----------


The carrying amounts shown are the amounts reported in the consolidated balance sheets. The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 2000 or 1999 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of our financial instruments, none of which are held for trading or speculative purposes:

CASH AND CASH EQUIVALENTS

The carrying amounts of cash and cash equivalents approximate their fair values due to the short maturity of these instruments.

LONG-TERM DEBT

The fair values of the Senior Notes and Senior Debentures were estimated by obtaining quoted market prices. The fair values of all other debt were estimated based on the market rates available to us for similar debt with the same remaining maturities.

INTEREST RATE SWAP AGREEMENTS

The fair values of interest rate swap agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. Market risk associated with our long-term debt is the potential increase in fair value resulting from a decrease in interest rates. We use interest rate swaps to modify our exposure to interest rate movements and manage our interest expense. As of December 31, 2000, we had agreements in effect which exchanged fixed interest rates for floating interest rates in a notional amount of $0.9 billion, maturing 2002 through 2008.

We have exposure under these interest rate swap agreements for the cost of replacing the contracts in the event of nonperformance by the counterparties, all of which are currently our lending banks. To minimize this risk, we limit our exposure to any individual counterparty and select counterparties with credit risks acceptable to us.

FOREIGN CURRENCY CONTRACTS

Foreign currency forward exchange contracts are used to mitigate the impact of fluctuations in foreign currency exchange rates. We hedge foreign currency denominated firm commitments related to vessel construction contracts and forecasted transactions. The fair values of these financial instruments are estimated based on quoted market prices for similar instruments.

As of December 31, 2000, we had foreign currency forward contracts in a notional amount of $1.2 billion maturing through 2002. Gains and losses on foreign currency forward contracts that hedge foreign currency denominated firm commitments related to vessels under construction are included in the basis of the vessels. Gains and losses on foreign currency forward contracts of anticipated transactions are recognized in income currently.

Our exposure under these financial instruments is limited to the cost of replacing the contracts in the event of non-performance by the counterparties to the contracts. To minimize this risk, we select counterparties with credit risks acceptable to us and we limit our exposure to any individual counterparty. Furthermore, all foreign currency contracts are denominated in primary currencies.

NEW ACCOUNTING GUIDANCE

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138, which deferred the effective date of SFAS No. 133 until January 1, 2001. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will either be recognized in earnings as offsets to the changes in fair value of related hedged items or, for forecasted transactions, deferred and recorded as a component of other comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 133 is not expected to have a material effect on our results of operations or financial position.

Note 12. Commitments and Contingencies

CAPITAL EXPENDITURES

As of December 31, 2000, we had 10 ships on order. Three are Voyager-class vessels designated for the Royal Caribbean International fleet scheduled for delivery in the fourth quarters of 2001, 2002 and 2003. We also have four Radiance-class vessels designated for the Royal Caribbean International fleet scheduled for delivery in the first quarter of 2001, the second quarters of 2002 and 2003 and the first quarter of 2004. Three Millennium-class vessels are designated for the Celebrity Cruises fleet and are scheduled for delivery in the first quarter of 2001, third quarter of 2001 and second quarter of 2002. The aggregate contract price of the 10 ships, which excludes capitalized interest and other ancillary costs, is approximately $4.1 billion, of which we deposited $88.1 million during 2000, $205.8 million during 1999 and $60.5 million during 1998. Additional deposits are due prior to the dates of delivery of $223.1 million in 2001, $121.8 million in 2002 and $27.8 million in 2003. (See Note 14-Subsequent Events.)

LITIGATION

Beginning in August 1996, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on a portion of the port charges that were included in the price of cruise fares. In December 1998, a Florida state court dismissed one of the suits for failure to state a claim under Florida law and in May 2000, the Florida Circuit Court of Appeals upheld the dismissal. In December 2000, the remaining suit was dismissed.

In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. We are not able at this time to estimate the impact of these proceedings on us; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on our results of operations.

We are routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. We believe the outcome of such other claims which are not covered by insurance are not expected to have a material adverse effect upon our financial condition or results of operations.

OPERATING LEASES

We are obligated under noncancelable operating leases for various facilities, primarily office and warehouse space. As of December 31, 2000, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

Year
----

2001                                             $ 6,616

2002                                               5,679

2003                                               5,016

2004                                               4,560

2005                                               3,895

Thereafter                                        17,936
                                                 -------
                                                 $43,702
                                                 =======

Total rent expense for all operating leases amounted to $6.7 million, $5.1 million and $6.9 million for the years 2000, 1999 and 1998, respectively.

OTHER

At December 31, 2000, we have commitments through 2014 to pay a minimum amount for our annual usage of certain port facilities as follows (in thousands):

Year
----

2001                                             $12,669

2002                                              15,681

2003                                              15,193

2004                                              16,010

2005                                              15,715

Thereafter                                       128,784
                                                --------
                                                $204,052
                                                ========


We are currently operating VIKING SERENADE under a charter agreement until early 2002 from our joint venture with First Choice Holidays PLC at an annualized rate of $6.4 million.

Note 13. Quarterly Data (unaudited)


                                  First Quarter         Second Quarter          Third Quarter         Fourth Quarter
(in thousands, except           ------------------    ------------------     ------------------    -------------------
per share data)                   2000     1999        2000      1999         2000      1999        2000       1999
---------------------           --------  --------    --------  --------     --------  --------    ---------  --------
Revenues                        $707,786  $610,046    $680,731  $617,664     $835,210  $734,460    $642,118   $583,982

Operating Income                $139,636  $108,390    $131,196  $108,110     $236,166  $198,225    $ 62,541   $ 65,449

Net Income                      $105,528  $ 90,196    $108,258  $ 85,347     $201,497  $169,972    $ 30,080   $ 38,338

Earnings Per Share:

   Basic                        $   0.57  $   0.52    $   0.57  $   0.49     $   1.05  $   0.98    $   0.16   $   0.19

   Diluted                      $   0.55  $   0.49    $   0.56  $   0.47     $   1.04  $   0.92    $   0.16   $   0.19

Dividends Declared Per Share    $   0.11  $   0.09    $   0.11  $   0.09     $   0.13  $   0.11    $   0.13   $   0.11
                                --------  --------    --------  --------     --------  --------    --------   --------


Note 14. Subsequent Events

In February 2001, we received net proceeds of $1.1 billion from the issuance of 8.75% Senior Notes and Liquid Yield Option(TM) Notes (LYONs), due 2011 and 2021, respectively. The LYONs are zero coupon bonds with a yield to maturity of 4.875%. The LYONs are convertible into 17.7 million shares of common stock if certain conditions are met.

In February 2001, we took delivery of INFINITY, a Millennium-class vessel with 2,000 berths, designated for the Celebrity Cruises fleet. In March 2001, we took delivery of RADIANCE OF THE SEAS, a Radiance-class vessel with 2,100 berths, designated for the Royal Caribbean International fleet.

Report of Independent Certified Public Accountants

(PricewaterhouseCoopers LOGO)

To the Shareholders and
Directors of Royal Caribbean Cruises Ltd.:



In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Royal Caribbean Cruises Ltd. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Miami, Florida
January 26, 2001, except for Note 14 which is as of March 9, 2001

                                    [Photo]


BOARD OF DIRECTORS

(from left to right)

EDWIN W. STEPHAN
Royal Caribbean Cruises Ltd.*

ARVID GRUNDEKJOEN
Anders Wilhelmsen & Co. A/S

JOHN D. CHANDRIS
Chandris (UK) Limited

JANNIK LINDBAEK
International Finance Corp./Worldbank Group

EYAL OFER
Carlyle M.G. Limited

RICHARD D. FAIN
Royal Caribbean Cruises Ltd.

ARNE WILHELMSEN
Anders Wilhelmsen & Co. A/S

THOMAS J. PRITZKER
Pritzker & Pritzker

LAURA LAVIADA
Factoring Azteca

BERNARD W. ARONSON
Acon Investments, LLC

WILLIAM K. REILLY
Aqua International Partners

TOR ARNEBERG
Nightingale & Associates, Inc.

*Vice Chairman

EXECUTIVE OFFICERS

RICHARD D. FAIN
Chairman and CEO,
Royal Caribbean Cruises Ltd.

RICHARD J. GLASIER
Executive Vice President
and Chief Financial Officer,
Royal Caribbean Cruises Ltd.

RICHARD E. SASSO
President,
Celebrity Cruises

JACK L. WILLIAMS
President,
Royal Caribbean International

                            SHAREHOLDER INFORMATION

CORPORATE OFFICE
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida 33132
Telephone (305) 539-6000
Telecommunications Display Device
(305) 539-4440
Internet http://www.royalcaribbean.com
http://www.celebritycruises.com

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
700 First Union Financial Center
200 South Biscayne Boulevard
Miami, Florida 33131-2330

COMMON STOCK TRANSFER
AGENT & REGISTRAR
First Union National Bank
1525 West W.T. Harris
  Boulevard, Building 3C3
Charlotte, NC 28262-1153
Internet http://www.firstunion.com

COMMON STOCK
Common stock of Royal Caribbean
Cruises Ltd. trades on the New York
Stock Exchange (NYSE) and the
Oslo Stock Exchange (OSE) under
the symbol "RCL."

The table below sets for the quarterly high and low prices of the common stock on the New York
Stock Exchange:

2000                                                            HIGH      LOW
--------------------------------------------------------------------------------
First Quarter                                                 $56 3/8   $25 5/16
Second Quarter                                                 28 5/16   16 1/8
Third Quarter                                                  25 15/16  18 9/16
Fourth Quarter                                                 27 8/10   18 5/32
--------------------------------------------------------------------------------

1999                                                            HIGH      LOW
--------------------------------------------------------------------------------
First Quarter                                                 $40 1/4   $31 3/8
Second Quarter                                                 44 1/2    31 7/8
Third Quarter                                                  51 5/8    41 1/16
Fourth Quarter                                                 58 7/8    42 5/8
--------------------------------------------------------------------------------

ANNUAL MEETING
The annual meeting will be held on Monday, May 14, 2001 at 9 a.m. at the Hyatt Regency, Miami, Florida

AVAILABILITY OF FORM 20-F
A copy of the Company's annual report on Form 20-F will be provided without charge upon written request to the Company.

                     [ROYAL CARRIBBEAN INTERNATIONAL LOGO]


                            [CELEBRITY CRUISES LOGO]



     ROYAL CARIBBEAN CRUISES LTD., 1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132